SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

 __________________________

Ampex Corporation
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

032092-30-6
(CUSIP Number of Class of Securities)

Mark B. Bakar and David Cariani ValueVest Management Company II, LLC One Ferry Building, Suite 255 San Francisco, California 94111 (415) 677-5850	Duncan McCurrach Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4066

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note.  This document is being electronically filed with the Commission using the EDGAR System. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

_____________________

    *The remainder of this cover page should be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 032092-30-6
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ValueVest High Concentration Master Fund, Ltd. (20-4574633)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14		TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 032092-30-6
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ValueVest Management Company II, LLC (47-0951956)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* n/a
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14		TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 032092-30-6
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Mark B. Bakar
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* n/a
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14		TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 032092-30-6
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Cariani
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* n/a
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 524,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 524,336
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 524,336
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.7%
14		TYPE OF REPORTING PERSON* IN

This Amendment No. 7 amends and supplements the Statement on Schedule 13D (“Statement”) filed by the parties named below on November 13, 2006, and the Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto filed by the parties named below on November 16, 2006, December 1, 2006, February 20, 2007, March 12, 2007, March 21, 2007 and July 20, 2007 respectively, with respect to the Class A common stock, par value $0.01 per share (“Common Stock”), of Ampex Corporation, a corporation organized under the laws of the State of Delaware (the “Issuer”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement, as amended to date.

Item 4.                      Purpose of Transaction.

Item 4 is hereby amended by inserting the following paragraphs after the fifteenth paragraph:

On July 26, 2007, Messrs. Bakar and Cariani of the Investment Manager received an e-mail from Mr. Strickland, the Chief Executive Officer and President of the Issuer. That e-mail is reproduced below (salutation and signature omitted):

“I am writing to acknowledge receipt of your confidential proposal dated July 18, 2007, and to express my dismay at your determination that it was necessary to publish this proposal (“complete with code names for the parties in order to help preserve confidentiality”) two days later. While you characterize your proposal as a term sheet, it is not based upon any general understanding between the parties and is in fact unacceptable to Ampex in its current form.

In addition to not being structurally viable, we are unable to determine the economic proposition as we have yet to receive from M•CAM the detailed monetization plan due us as a result of their due diligence review of our IP. I assume that ValueVest would not have committed to invest $14 million into this venture without having received significant details of licensing strategies that M•CAM plans to undertake. Until we have the detailed plan from M•CAM we will not be able to respond in any meaningful way to your proposal.

In addition, while we had discussed the possibility that a special purpose company might be necessary to undertake licensing efforts because of potential difficulties in obtaining sufficient funding otherwise, Ampex never anticipated that we would be asked to merely turn over our intellectual property assets to a company in which we had no ownership interest in return for a possible revenue stream, without any knowledge or understanding of the plans or prospects for producing such revenue.”

On July 26, 2007, the Investment Manager sent a letter to the Issuer. That letter is reproduced below (salutation and signature omitted):

“Thank you for your email response to our proposal dated July 18, 2007. We apologize for any misunderstanding, but we thought you understood that Rule 13d-2 and Item 4 of Schedule 13D required us to disclose our proposal promptly in an amendment to our Schedule 13D. Our amendment was clear that our proposal was not binding on any party and did not imply any general understanding among the parties.

We are, of course, disappointed that you find our proposal unacceptable and not structurally viable. Contrary to your suggestion, we have not received any details of licensing strategies from M•CAM other than the details included in M•CAM's presentation to you, which we attended at your invitation. If there are any modifications to our proposal that you believe would make it acceptable and structurally viable or alternative proposals, please let us know and we will consider them.

As Ampex's largest stockholder, we continue to believe that it is imperative that Ampex increase the commercial utilization of its intellectual property in order to preserve and maximize shareholder value for all Ampex stockholders. We continue to be prepared and available to assist Ampex in achieving this important goal.”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 27, 2007

ValueVest High Concentration Master Fund, Ltd.

/s/ Mark B. Bakar
By:  Mark B. Bakar
Title:  Director

ValueVest Management Company II, LLC

/s/ David Cariani
By:  David Cariani
Title:  Managing Member

/s/ Mark B. Bakar
Mark B. Bakar

/s/ David Cariani
David Cariani
SK 23300 0001 796752